FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant’s name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Restricted Stock Awards

On November 25, 2025, the board of directors (the “Board”) of OceanPal Inc. (the “Company”) approved and granted awards of restricted shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), to certain executives, employees, and non-employee advisors of both the Company and its wholly owned subsidiary, SovereignAI Services LLC (“SovereignAI”).

Executive Awards

On November 25, 2025, the Company issued an aggregate of 2,192,142 restricted shares of Common Stock outside the OceanPal Inc. 2021 Equity Incentive Plan, consisting of 822,156, 1,096,205, and 274,051 shares issued to Messrs. Salvatore Ternullo, David Schwed, and David Schack, respectively, in connection with, and as an inducement to, their previously-announced appointment as officers of the Company or SovereignAI, as applicable. The shares were issued pursuant to restricted stock agreements (“Restricted Stock Agreements”) between the Company and such individuals and are restricted shares subject to forfeiture until fully vested in accordance with their terms, subject to the continuing provision of relevant services to the Company and good standing through each applicable vesting date (the “Restricted Stock”). Messrs. Ternullo’s, Schwed’s, and Shack’s Restricted Stock time-vests as to 25% on September 1, 2026, September 22, 2026, and November 1, 2026, respectively, and thereafter the Restricted Stock vests in equal monthly installments over the subsequent 36 months, subject to continued employment with the Company through each applicable vesting date. Pursuant to the terms of Messrs. Ternullo’s and Schwed’s restricted stock agreements (the “Company Executive Restricted Stock Agreements”), (i) if the executive’s employment with the Company is terminated by the Company without “Cause” (as defined in the Restricted Stock Agreements) or by the executive for “Good Reason” (as defined in the Restricted Stock Agreements), during any time while the shares of Restricted Stock remain subject to restriction on transfer, a pro rata portion of any unvested shares of Restricted Stock shall vest upon the date of the termination of employment, for the calendar year in which the date of the termination of employment occurs; and (ii) in the event that the executive terminates for Good Reason or is terminated by the Company without Cause within twelve (12) months following a “Change in Control” (as defined in the Restricted Stock Agreements), any then-unvested Restricted Stock will accelerate in full, effective as of the date of termination of employment.

The foregoing summary of the Company Executive Restricted Stock Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, the form of which is attached as Exhibit 10.1 hereto. The foregoing summary of Mr. Schack’s Restricted Stock Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, the form of which is attached as Exhibit 10.2 hereto.

Business Advisor Agreements

On November 25, 2025, the Company issued an aggregate of 986,582 restricted shares of Common Stock (the “Advisor Shares”) (a) pursuant to certain advisory agreements (the “Advisory Agreements”) entered into between SovereignAI and certain individuals to provide strategic advice and guidance related to the Company’s business, operations, growth initiatives, and industry trends in the crypto technology sector, as well as certain deal advisory services in connection with the PIPE Transaction, and (b) pursuant to a restricted stock agreement entered into by the Company (the “Independent Contractor Restricted Stock Agreement”) in connection with an independent contractor agreement with SovereignAI, pursuant to which an independent contractor was engaged to provide strategic advice to the Company related to potential option strategies. The Advisor Shares are restricted shares and subject to forfeiture until fully vested in accordance with their respective terms, subject in each case to the continuing provision of relevant services to the Company and good standing through each applicable vesting date. Under the Advisory Agreements, 383,671 of the Advisor Shares vest in full on January 31, 2026, with no vesting during the applicable service providers’ initial two-month service period, and thereafter 438,480 of the Advisor Shares vest in equal monthly installments over the subsequent 22 months, subject to continued services to the Company through each applicable vesting date.  Under the Independent Contractor Restricted Stock Agreement, the Advisor Shares time-vests as to 1/12th of the total 164,431 shares on January 31, 2026, with the remaining 11/12ths of the total Advisor Shares vests in equal monthly installments over the subsequent 22 months, subject to continued engagement with the Company through each applicable vesting date. Unvested shares do not accelerate and vest upon a change in control under the Independent Contractor Restricted Stock Agreement.

The Advisor Shares were sold in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof, and applicable state securities laws. The issuance of the Advisor Shares has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

The foregoing summary of the Advisor Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, the form of which is attached as Exhibit 10.3 hereto. The foregoing summary of the Independent Contractor Restricted Stock Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, the form of which is attached as Exhibit 10.2 hereto.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: November 26, 2025

	By:	/s/ Vasiliki Plousaki
Vasiliki Plousaki
Chief Financial Officer

Exhibit Index

Exhibit Number	Document

10.1	Form of Company Executive Restricted Stock Agreement

10.2	Form of Restricted Stock Agreement

10.3	Form of Business Advisor Agreement